UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

September 8, 2023

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Request for Withdrawal of Post-Effective Amendment Nos. 539 and 545 to the Registration Statement of Unified Series Trust (“Registrant”) (SEC File No. 811-21237 and CIK 0001199046)

Ladies and Gentlemen:

On May 31, 2022 at 11:31:18 a.m., the Registrant filed Post-Effective Amendment No. 539 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of forming three new series, the NightShares 500 1x/1.5x ETF, the NightShares 100 1x/1.5x ETF, and the NightShares 500 Covered Call ETF. On August 12, 2022 at 16:27:27 p.m., the Registrant filed Post-Effective Amendment No. 545 pursuant to Rule 485(b) under the 1933 Act for the purpose of responding to the Staff’s comments on Post-Effective Amendment No. 539 and making non-material changes.

The accession number for Post-Effective Amendment No. 539 is 0001580642-22-002876. The accession number for Post-Effective Amendment No. 545 is 0001580642-22-004083.

Only the NightShares 500 1x/1.5x ETF sold securities in connection with the offering, and the NightShares 500 1x/1.5x ETF liquidated on September 8, 2023, pursuant to a supplement filed on August 15, 2023. With respect to the NightShares 100 1x/1.5x ETF and the NightShares 500 Covered Call ETF, no securities have been sold in connection with the offering and the Registrant has determined not to proceed with the offering of these series at this time.

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Registrant respectfully requests the consent of the U.S. Securities and Exchange Commission to withdraw Post-Effective Amendment Nos. 539 and 545.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:           Mr. Martin R. Dean, President, Unified Series Trust

Ms. Cassandra W. Borchers, Esq., Thompson Hine LLP